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   [PARAVANT LOGO]

October 28, 2002

Dear Fellow Shareholders:

     We are pleased to inform you that on October 23, 2002, Paravant Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with DRS Technologies, Inc. ("Parent") and Prince Merger Corporation, a wholly owned subsidiary of Parent ("Merger Sub"), providing for the acquisition of the Company.

     Under the terms of the Merger Agreement, Merger Sub has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock (the "Shares") of the Company for $4.75 per Share in cash. The Merger Agreement provides that, following the Offer, Merger Sub will merge with and into the Company (the "Merger") and all Shares not purchased in the Offer (other than Shares held by Parent, Merger Sub or the Company) will be converted into the right to receive $4.75 per Share in cash.

     After careful consideration, your Board of Directors unanimously approved the Merger Agreement, the Offer and the Merger. They determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders. The Board of Directors recommends that you accept the Offer and tender your Shares pursuant to the Offer.

     In arriving at its recommendation, your Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Included as an annex to the Schedule 14D-9 is the written opinion, dated October 21, 2002, of Wachovia Securities, Inc., the Company's financial advisor, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $4.75 per Share cash consideration to be received in the Offer and the Merger by the holders of the Shares was fair, from a financial point of view, to such holders.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated October 28, 2002, of Merger Sub, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read these materials carefully.

                                          Sincerely,

                                          -s- William R. Craven
                                          WILLIAM R. CRAVEN
                                          President and Chief Executive Officer